

Mail Stop 3030

February 1, 2017

<u>Via E-mail</u>
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

>   **Re: The Toro Company**
>   **Form 10-K for the Fiscal Year Ended October 31, 2016**
>   **Filed December 22, 2016**
>   **File No. 001-08649**

Dear Ms. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2016

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 46

1.   You present a single line item for the changes in your long-term debt. In future filings, please present the changes in your long-term debt on a gross basis consistent with ASC 230-10-45-7.

Note 1. Summary of Significant Accounting Policies and Related Data

Sales Promotions and Incentives, page 51

2.   You disclose that the expense of each program is classified as a reduction from gross sales or as a component of selling, general, and administrative expense. In future filings please briefly explain the nature of each significant program and state where you classify the related expense. Refer to ASC 605-50-45-2.

Note 12. Segment Data, page 60

3.   We note that you aggregate your nine operating segments into three reportable segments. Please compare and contrast your operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

4.   Please provide us with your historical and your projected revenues, gross margin, operating margin, and measure of segment profitability.

5.   Tell us why the company is organized in the manner that it is.

6.   You group net sales of similar products and services into two categories: equipment and irrigation and lighting. ASC 280-10-50-40 requires you to disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Please describe for us the similarities and differences between the products you have determined to present as a group.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery